

RETAIL HOLDINGS N.V.


SEC MAIL PROCESSING
RECEIVED
MAY 14 2010
WASH, DC
200 SECTION

May 12, 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Retail Holdings N.V.
Exemption Number 82-34635

Dear Sir/Madam:

On behalf of Retail Holdings N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Retail Holdings N.V. dated May 12, 2010, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

Amy Pappas

Amy Pappas
Company Secretary

Enclosure(s)

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

5/19

Exemption No. 82- 34635

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44
Curacao, Netherlands Antilles

Dated May 12, 2010

Exemption No. 82-34635

Exhibit Index to Report

Exhibit No.	
1	2009 Annual Report, dated May 2010, including the Consolidated Financial Statements for the years ended December 31, 2009, together with the Auditor's Report thereon.
2	Letter to Shareholders dated May 12, 2010 from Stephen H. Goodman, Chairman, President and Chief Executive Officer.
3	Press Release, dated May 12, 2010

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

RETAIL HOLDINGS N.V.

STEPHEN H. GOODMAN
Chairman, President
Chief Executive Officer


SEC MAIL
RECEIVED
PROCESSING
MAY 14 2010
SECTION

May 12, 2010

TO THE RETAIL HOLDINGS N.V. SHAREHOLDERS

Dear Fellow Shareholder:

I have enclosed for your information a copy of the Retail Holdings press release, dated May 12, 2010, summarizing the Company's financial results for the year ended December 31, 2009.

I am pleased to report that despite the worldwide downturn, Retail Holdings announced improved results for the year, and that the Company's Board of Directors anticipates recommending a distribution of $0.80 a Share to be paid in 2010.

The 2009 Retail Holdings Summary Annual Report including the audited financial statements for the years ended December 31, 2009 and December 31, 2008, together with the auditor's report thereon, are available at the Corporate/Investor section of the Company's website: www.retailholdings.com. I encourage all shareholders to read the complete press release and the Summary Annual Report.

As has been the case for the last several years, as an expense saving measure, we have elected not to reproduce and mail the Summary Annual Report to every shareholder. Shareholders may access the Summary Annual Report, as well as additional financial information about Retail Holdings and our subsidiary, Singer Asia Limited, at the Corporate/Investor section of the Company's website. Shareholders are also welcome to request, at no cost, a hard copy of the Summary Annual Report by email to: apappas@retailholdings.com, by regular mail to NV Adminservice Corporation, 280 North Bedford Road, Mt. Kisco, New York 10549, or by telephone to (914) 241-3404.

I thank you for your continued support.

Sincerely.

Stephen H. Goodman


SEC MAIL
RECEIVED
PROCESSING
MAY 14 2010
SECTION
200

Exemption Number 82-34635

FOR IMMEDIATE RELEASE
May 12, 2010

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES IMPROVED RESULTS FOR 2009 PROPOSES $0.80 PER SHARE DISTRIBUTION

May 12, 2010, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") announced today its results for the year ended December 31, 2009. The Company also announced that ReHo's Board of Directors anticipates recommending for shareholder approval at the Annual General Meeting in August 2010, a distribution of $0.80 a Share.

2009 Year Results

Faced with an uncertain economic outlook, the Company during 2009 sought to improve sales margins, reduce overheads, generate a positive cash flow and reduce borrowings and interest expense. The successful implementation of this strategy, coupled with an increase in other income, enabled the Company to report strong profits for the year despite a decline in revenue.

The overall results of operations, particularly comparisons to prior year, are impacted by the consolidation of the results for Singer India from March 2009 and the sale of the Philippine operation in April 2009.

For the year ended December 31, 2009, the Company reported consolidated revenue from continuing operations of $256.6 million compared to consolidated revenue of $291.2 million for the same period in 2008, a decrease of $34.7 million or 11.9%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka decreased by $28.2 million to $193.7 million, or by 12.7% as compared to the same period in 2008. Revenue at Singer Thailand decreased by $9.8 million to $46.8 million, or by 17.3% as compared to the same period prior year. The decline in revenue was due primarily to the worldwide economic downturn and its impact on the individual countries.

The Company's revenue from continuing operations for 2009 includes $33.6 million of finance earnings on consumer credit sales compared to $42.2 million for the same period in 2008. The decrease in finance earnings is due primarily to lower sales at the retail operating units and in Thailand.

Gross profit from continuing operations for the year ended December 31, 2009 was $100.5 million, representing a gross profit as a percentage of revenue of 39.2%, as compared to $110.3 million and a gross profit percentage of 37.9% for the year ended December 31, 2008. The increase in gross profit percentage is primarily due to a greater focus on higher margin products, cost savings on product purchases in a soft market and a strategy to limit discounting.

Other income from continuing operations for the year ended December 31, 2009 was $10.7 million as compared to $4.1 million for the year ended December 31, 2008. Other income in 2009 includes $3.5

million from reversal of a provision for possible claims under an indemnity given by the Company to SVP, the purchaser of the Singer sewing business and trademark. The time period for the buyer to make claims under the indemnity ended in September 2009. Also included is a $2.9 million gain on the sale of 5.0% of the shares of Singer Bangladesh, a $2.0 million gain realized by Singer Bangladesh on the sale of shares of ILFS, which is an operating equity accounted investee of Singer Bangladesh, and a $0.3 million gain on the sale of 5.1% of the shares of Singer India. Other income in 2008 arose primarily from gains from the sale of excess assets, from the sale of a stake in a former equity accounted investee in Sri Lanka, and from the sale of a former factory site in Thailand.

Selling and administrative expenses from continuing operations for the year ended December 31, 2009 were $78.9 million, representing 30.8% of revenue, as compared to $88.8 million and 30.5% of revenue for the year ended December 31, 2008. The decline in selling and administrative expenses is due to a reduction in revenue related expenses and the implementation, beginning in the summer of 2008, of cost-saving measures throughout the Company's subsidiaries and affiliates.

There was no impairment charge for the year ended December 31, 2009, while an impairment charge for goodwill of $12.3 million was recorded for the year ended December 31, 2008. The impairment charge in 2008, which was a non-cash charge, was based on an analysis of the market value less cost to sell and the discounted cash flows of the Company's operating subsidiaries with associated goodwill.

Other expense from continuing operations, royalty, was $2.6 million and $2.9 million for the years ended December 31, 2009 and December 31, 2008, respectively. The decline in royalty expense is due to the drop in revenue at Singer Asia. The royalty expense is for the use of the Singer trademark by Singer Asia and its subsidiaries.

Results from operating activities from continuing operations for the year ended December 31, 2009 were a profit of $29.7 million as compared to a $10.3 million profit for the same period in 2008, an increase of $19.4 million or 188.0%. The improvement in results from operating activities is due to the increase in other income, the absence of a charge for impairment of goodwill, the reduction in selling and administrative expenses and the improvement in margin, offset, in part, by lower revenue.

Finance income, primarily interest on the KSIN Notes held by ReHo, was $3.3 million, both for the year ended December 31, 2009 and December 31, 2008.

Finance costs from continuing operations, which primarily represents interest expense on borrowings at the Singer Asia operating companies to finance working capital, was $16.8 million and $20.0 million for the years ended December 31, 2009 and December 31, 2008, respectively. The decrease in finance costs is due to the lower levels of borrowings and some reduction in interest rates. Funded debt, including Singer Thailand, declined from $137.2 million at December 31, 2008 to $95.6 million at December 31, 2009.

Share of profit of equity accounted investees from continuing operations was $1.1 million, both for the year ended December 31, 2009 and December 31, 2008. The drop in profit due to the sale, in 2008, of the Company's equity stake in Commercial Leasing Company PLC, an equity accounting investee in Sri Lanka, was offset by an increase in profit from ILFS, an equity accounted investee in Bangladesh.

The Company's profit from continuing operation before income tax was $17.3 million for the year ended December 31, 2009, compared to a $5.4 million loss for the same period in 2008. The increase

in profit of $22.6 million reflects the flow through of the improved results from operating activities and the lower finance costs.

Income tax expense from continuing operation decreased to $1.9 million for the year ended December 31, 2009 from $4.7 million for the same period prior year. Current tax expense for the year ended December 31, 2009 was $2.6 million, as compared to $2.5 million for the year ended December 31, 2008. Current tax expense did not increase proportionately with the increase in profit from continuing operations before income tax, primarily reflecting higher other income, which generally is earned tax free, and a shift in the profit mix from Singer Sri Lanka, which operates in a higher tax jurisdiction, to Singer Bangladesh, which operates in a lower tax jurisdiction. Deferred tax expense was reduced by $2.8 million for the year ended December 31, 2009 as compared with prior year reflecting changes in the recognition of deferred taxes in Thailand based on the utilization of net operating loss carry forwards.

The Company's profit from continuing operations was $15.4 million for the year ended December 31, 2009 compared to a loss of $10.1 million for the same period in 2008. This is an increase in profit of $25.5 million.

The Company's profit from discontinued operations was $1.9 million for the year ended December 31, 2009 as compared to a $0.6 million loss from discontinued operations for the same period in 2008. The profit for the year ended December 31, 2009 comprised a $0.2 million loss from the Philippines operations, a $0.5 million loss on the write-off of receivables due from the Philippines company and a $2.6 million gain on disposal, primarily reflecting a reversal of the Company's negative equity from past losses in the Philippines. The gain on disposal also includes $0.9 million for foreign currency translation differences, which is reversed in the statement of comprehensive income.

The Company's profit for the year ended December 31, 2009 was $17.3 million compared to a loss of $10.7 million for the same period in 2008. The increase in profit of $28.0 million reflects the flow through of the improved profit from continuing operations before income tax, the lower income tax and the profit from discontinued operations.

The profit attributable to owners of the Company was $9.9 million for the year ended December 31, 2009 as compared to a loss of $11.4 million for the same period prior year. A profit of $7.4 million was attributable to non controlling interests for the year ended December 31, 2009 as compared to a profit of $0.7 million for the year ended December 31, 2008. The improvement in profit attributable to owners of the Company is greater than the improvement in profit attributable to non-controlling interests as both the $3.5 million income in 2009, due to the reversal of the KSIN Notes warranty provision, and a $11.4 million expense in 2008, due to goodwill impairment, were incurred at the Retail Holdings level where there is no non-controlling interest.

The profit attributable to equity holders of the Company from continuing operations is equivalent to basic and diluted earnings per Share of $1.78 for the year ended December 31, 2009 compared to a basic and diluted loss per Share of $2.10 for the year ended December 31, 2008.

The profit attributable to equity holders of the Company is equivalent to basic and diluted earnings per Share of $1.87 for the year ended December 31, 2009 compared to a basic and diluted loss per Share of $2.16 for the year ended December 31, 2008. This is an increase in basic and diluted earnings per Share of $4.03.

Chairman's Comments

Commenting on the 2009 full year results, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer, noted, "In the summer of 2008, ReHo's management made the decision to prepare for a significant economic downturn in the Company's markets in Asia. The steps undertaken – reducing overheads, deferring store openings and certain new initiatives, raising required down payments and credit standards, and concentrating on debt reduction and cash flow – have been successful, enabling the Company to report strong earnings despite a decline in revenue. Results from operating activities increased 188%, to a profit of $29.7 million, compared to a $10.3 million profit the prior year. Funded debt declined from $137.2 million to $95.6 million. Net income attributable to shareholders increased to $9.9 million, equivalent to $1.87 per Share, compared with a loss in 2008. This achievement has enabled the Company to propose a distribution to shareholders of $0.80 a Share, representing 43% of net earnings in 2009, bringing total dividends and distributions since the introduction of the program in 2007 to $2.75 per Share."

Mr. Goodman, continued, "The Company, as a result of its enhanced performance and stronger financial condition, lower cost structure and improved balance sheet, and with its extensive distribution network and dedicated personnel in Asia intact, is especially well positioned to take advantage of the emerging economic recovery. In this regard, I am pleased to report that for the first quarter of 2010, the Company's revenue and profits, both were significantly greater than they were for the same period in 2009 and than the projections in the Company's plan for the first quarter of 2010.

"ReHo's medium- to long-term strategy remain unchanged, to maximize and monetize the value of its assets, with the objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders. The Company's objective is to ultimately distribute to its shareholders at least the equivalent of its tangible net asset value, which stood at $13.33 per Share at December 31, 2009. Consistent with this strategy, the Company intends to continue both its dividend/distribution program and its share repurchase program.

"I encourage all shareholders to read the Company's complete Summary Annual Report and the audited consolidated financial statements, which are both available on the Corporate/Investor section of the Retail Holdings' website, www.retailholdings.com, or can be obtained free of charge by email, telephone or regular mail request to the Company.

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.516% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, arising from the sale of the Singer worldwide sewing business and trademark in 2004; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing business and the Singer trademark.

Price quotations for the Company's Shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF".

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2009, and all prior statements since September 2000, together with the Auditor's Reports thereon; the 2009 Annual Report, dated May 2010, and all prior Disclosure Statements and Reports since September 2000; and copies of all semi-annual and quarterly reports and press releases since September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
31 DECEMBER

In thousands of U.S. Dollars

	2009	2008
ASSETS		
Property, plant and equipment	31,444	42,455
Intangible assets	6,726	3,678
Trade and other receivables over one year	46,016	51,319
Investments in equity accounted investees	14,648	5,165
Deferred tax assets	997	6,976
Other non-current assets	5,195	4,873
Total non-current assets	**105,026**	**114,466**
Inventories	38,378	60,378
Trade and other receivables	53,241	98,046
Cash and cash equivalents	20,087	19,316
Other current assets	5,954	11,666
Total current assets	**117,660**	**189,406**
Total assets	**222,686**	**303,872**
EQUITY		
Share capital	52	53
Share premium	81,428	82,551
Reserves	(411)	(71)
Deficit	(8,501)	(18,502)
Total equity attributable to equity holders of the Company	**72,568**	**64,031**
Non-controlling interest	**44,630**	**47,218**
Total equity	**117,198**	**111,249**
LIABILITIES		
Loans and borrowings over one year	11,587	20,137
Employee benefits	2,811	10,679
Deferred income over one year	103	171
Warranty provision over one year	123	195
Other non-current liabilities	4,327	7,912
Total non-current liabilities	**18,951**	**39,094**
Bank overdraft	11,478	33,348
Loans and borrowings	46,354	83,686
Trade and other payables	26,949	35,058
Deferred income	1,051	745
Warranty provision	705	692
Total current liabilities	**86,537**	**153,529**
Total liabilities	**105,488**	**192,623**
Total equity and liabilities	**222,686**	**303,872**

RETAIL HOLDINGS N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED 31 DECEMBER

In thousands of U.S. Dollars

	2009	2008
Continuing operations		
Revenue	256,557	291,223
Cost of sales	(156,062)	(180,905)
Gross profit	**100,495**	**110,318**
Other income	10,674	4,070
Selling and administrative expenses	(78,926)	(88,829)
Impairment of goodwill	-	(12,319)
Other expenses	(2,566)	(2,937)
Results from operating activities	**29,677**	**10,303**
Finance income	3,306	3,309
Finance costs	(16,824)	(20,032)
Net finance costs	**(13,518)**	**(16,723)**
Share of profit of equity accounted investees (net of income tax)	1,124	1,070
Profit/(loss) before income tax	**17,283**	**(5,350)**
Income tax expense	(1,882)	(4,726)
Profit/(loss) from continuing operations	**15,401**	**(10,076)**
Discontinued operations		
Profit/(loss) from discontinued operations (net of income tax)	1,905	(640)
Profit/(loss) for the period	**17,306**	**(10,716)**
Attributable to:		
Owners of the Company	9,866	(11,388)
Non-controlling interest	7,440	672
Profit/(loss) for the period	**17,306**	**(10,716)**
Earnings/(loss) per share		
Basic earnings/(loss) per share (U.S. Dollars)	1.87	(2.16)
Diluted earnings/(loss) per share (U.S. Dollars)	1.87	(2.16)
Continuing operations		
Basic earnings/(loss) per share (U.S. Dollars)	1.78	(2.10)
Diluted earnings/(loss) per share (U.S. Dollars)	1.78	(2.10)